Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

between

GOLDCORP AMERICA HOLDINGS INC.

and

COEUR MINING, INC.

dated as of

January 12, 2015

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS		1

ARTICLE 2 PURCHASE AND SALE		8

2.1	Purchase and Sale	8

2.2	Purchase Price	8

2.3	Closing	8

2.4	Transactions to be Effected at the Closing	8

2.5	Purchase Price Adjustment	9

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF SELLER		10

3.1	Organization and Authority of Seller	10

3.2	Organization and Authority of the Acquired Companies	11

3.3	No Conflicts; Consents	11

3.4	Capitalization of the Company and Subsidiaries	12

3.5	Financial Statements; Undisclosed Liabilities	13

3.6	Ordinary Course of Business	13

3.7	Title	13

3.8	Material Contracts	15

3.9	Legal Proceedings	16

3.10	Compliance with Laws; Permits	16

3.11	Environmental Matters	17

3.12	Employment Matters	18

3.13	Taxes	20

3.14	Financial Advisors	21

3.15	Related Party Transactions	21

3.16	Insurance	21

3.17	No Other Representations and Warranties	21

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF BUYER		22

4.1	Organization and Authority of Buyer	22

4.2	No Conflicts; Consents	22

4.3	Investment Purpose	22

4.4	Financial Advisors	23

i

4.5	Sufficiency of Funds	23

4.6	Legal Proceedings	23

4.7	Independent Investigation	23

4.8	Taxes	23

ARTICLE 5 COVENANTS		23

5.1	Conduct of Business Prior to the Closing	23

5.2	Access to Information	25

5.3	Employees; Benefit Plans	26

5.4	Plant Closings and Mass Layoffs	26

5.5	Confidentiality	26

5.6	Governmental Approvals and Other Third-Party Consents	27

5.7	Books and Records	27

5.8	Closing Conditions	28

5.9	Public Announcements	28

5.10	Further Assurances	28

5.11	Transfer Taxes	28

5.12	Replacement Reclamation Bonds	28

5.13	Payment of Indebtedness; Affiliate Arrangements	29

5.14	Exclusivity	29

5.15	Effect of Closing	29

5.16	Cooperation	30

ARTICLE 6 CONDITIONS TO CLOSING		30

6.1	Conditions to Obligations of All Parties	30

6.2	Conditions to Obligations of Buyer	31

6.3	Conditions to Obligations of Seller	32

ARTICLE 7 INDEMNIFICATION		33

7.1	Survival	33

7.2	Indemnification by Seller	33

7.3	Indemnification by Buyer	33

7.4	Certain Limitations	34

7.5	Indemnification Procedures	35

7.6	Tax Treatment of Indemnification Payments	36

7.7	Exclusive Remedies	36

ii

ARTICLE 8 TAX MATTERS		37

8.1	Tax-Sharing Agreements	37

8.2	Taxes Attributable to Pre-Closing Period and Other Taxes	37

8.3	Tax Refunds and Tax Benefits	37

8.4	Contests	37

8.5	Returns	39

8.6	Tax Cooperation and Exchange of Information	39

8.7	Section 338(h)(10) Election	40

8.8	Indemnification for Post-Closing Transactions	40

8.9	Tax Covenants	41

8.10	Tax Indemnification	41

ARTICLE 9 TERMINATION		41

9.1	Termination	41

9.2	Effect of Termination	42

ARTICLE 10 MISCELLANEOUS		42

10.1	Expenses	42

10.2	Notices	42

10.3	Interpretation	43

10.4	Headings	43

10.5	Severability	43

10.6	Entire Agreement	44

10.7	Successors and Assigns	44

10.8	No Third-Party Beneficiaries	44

10.9	Amendment and Modification; Waiver	44

10.10	Governing Law; Submission to Jurisdiction	44

10.11	Specific Performance	45

10.12	Waiver of Jury Trial	45

10.13	Counterparts	45

iii

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”), dated as of January 12, 2015 is entered into between Goldcorp America Holdings Inc., a Nevada corporation (“Seller”), and Coeur Mining, Inc., a Delaware corporation (“Buyer”).

Recitals

A. Seller owns all of the issued and outstanding shares of common stock (the “Shares”) of Wharf Resources (U.S.A.), Inc., a Colorado corporation (the “Company”).

B. The Company and its Subsidiaries own and operate the Wharf Mine and the Golden Reward Mine located in South Dakota.

C. Buyer wishes to purchase the Shares from Seller and Seller wishes to sell the Shares to Buyer, all upon the terms and conditions set forth herein.

Agreement

In consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

The following terms have the meanings specified or referred to in this Article 1:

“Acquired Companies” means the Company and the Subsidiaries, collectively, and “Acquired Company” means any one of the Acquired Companies.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by contract or otherwise.

“Affiliate Arrangements” has the meaning set forth in Section 5.13.

“Agreement” has the meaning set forth in the preamble.

“Allocation” has the meaning set forth in Section 8.7.

“Benefit Plan” has the meaning set forth in Section 3.12(a).

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Vancouver, Canada or Salt Lake City, Utah are closed for business.

“Buyer” has the meaning set forth in the preamble.

“Closing” has the meaning set forth in Section 2.3.

“Closing Cash” has the meaning set forth in Section 2.5(a).

“Closing Date” has the meaning set forth in Section 2.3.

“Closing Net Working Capital” has the meaning set forth in Section 2.5(e).

“Closing Purchase Price” has the meaning set forth in Section 2.5(a).

“Closing Statement” has the meaning set forth in Section 2.5(a).

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the recitals.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of November 11, 2014 between Buyer and Seller.

“Contest” has the meaning set forth in Section 8.4(b).

“Continuing Employee” has the meaning set forth in Section 5.3(a).

“Data Room” means the electronic documentation site titled “Project Harbour” established on behalf of Seller located at https://datasite.merrillcorp.com.

“Deductible” has the meaning set forth in Section 7.4(a).

“De Minimis Claim” has the meaning set forth in Section 7.4(a).

“Direct Claim” has the meaning set forth in Section 7.5(c).

“Disclosure Letter” means the Disclosure Letter delivered by Seller and Buyer concurrently with the execution and delivery of this Agreement.

“Dollars or $” means the lawful currency of the United States.

“Drop Dead Date” has the meaning set forth in Section 9.1(b)(i).

“Employees” means those Persons employed by the Acquired Companies immediately prior to the Closing.

“Encumbrance” means any lien, pledge, mortgage, deed of trust, security interest, charge, claim, easement, encroachment, restriction of any kind, including any restriction on transfer or assignment, or other similar encumbrance.

“Environmental Claim” means any action, suit, claim, investigation or other legal proceeding by any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (i) the presence, Release of, or exposure to, any Hazardous Materials; or (ii) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Law” means any applicable Law (including common law), guideline, and any Governmental Order or binding agreement with any Governmental Authority: (i) relating to pollution (or the cleanup thereof), human health or safety, or the protection and restoration of natural resources, endangered or threatened species, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (ii) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; Hazardous Materials Transportation Act of 1975, 49 U.S.C. § 5101 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“Environmental Notice” means any written directive, report, complaint, warning, correspondence, or notice (i) alleging a violation, non-compliance or infraction with any Environmental Law or any term or condition of any Environmental Permit or any liability pursuant to Environmental Law, or (ii) relating to any Environmental Claim.

“Environmental Permit” means any Permit, registration, letter, clearance, consent, waiver, closure, exemption, decision or other action required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

“ERISA” has the meaning set forth in Section 3.12(a).

“Estimated Closing Cash” has the meaning set forth in Section 2.2.

“Estimated Net Working Capital” has the meaning set forth in Section 2.2.

“Estimated Purchase Price” has the meaning set forth in Section 2.2.

“Financial Statements” has the meaning set forth in Section 3.5(a).

“Finished Product” means the electrolytic cathodic sludge that has been produced at the Mines and that remains in inventory.

“Finished Product Cash Value” means the payable metal content of Finished Product on the Closing Date multiplied by (i) for gold, the average COMEX most nearby spot price for the five Business Days preceding the Closing Date and (ii) for silver, the average COMEX most nearby spot price for the five Business Days preceding the Closing Date, net of any costs that may be charged against the payable metal content, including but not limited to transportation and refining costs.

“Fundamental Representations” has the meaning set forth in Section 7.1.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory or administrative authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court, judicial body or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” means: (i) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (ii) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Committee from time to time, and any successor standards or bodies thereto.

“Indemnified Party” has the meaning set forth in Section 7.4.

“Indemnifying Party” has the meaning set forth in Section 7.4.

“Interim Financial Statements” has the meaning set forth in Section 3.5(a).

“IRS” has the meaning set forth in Section 3.12(b).

“Knowledge of Seller” or “Seller’s Knowledge” or any other similar knowledge qualification, means the actual knowledge of George Burns, Lindsay Hall, Charlene Ripley, Russell Ball, Paul Farrow, Colette Rustad, Chris Woodall, Ken Nelson, Ron Everett, Christine Saari and Mark Ruus.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Losses” means any and all losses, damages, liabilities, interest, awards, judgments, penalties, costs or expenses, including reasonable attorneys’ fees and expenses; provided, however, that Losses shall not include punitive (other than as part of a third-party claim or statutorily imposed punitive damages), incidental, consequential, special or indirect damages.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is or would reasonably be expected to be materially adverse to (a) the business, results of operations, condition (financial or otherwise), liabilities or assets of the Acquired Companies, or (b) the ability of Seller to timely consummate the transactions contemplated hereby; provided, however, that, for the purposes of clause (a) only, “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Acquired Companies operate, including the price of precious metals and other commodities; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required by this Agreement or any action taken (or omitted to be taken) at the written request of Buyer; (vi) any changes in applicable Laws or accounting rules since the date of this Agreement; (vii) the announcement or pendency of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Acquired Companies; (viii) any natural or man-made disaster or acts of God; or (ix) any failure by the Acquired Companies to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); provided, however, that the items set forth in clauses (i), (ii), (iii), (iv), (vi) and (viii) above shall be taken into account in determining whether a “Material Adverse Effect” has occurred to the extent (but only to such extent) such items have a disproportionate impact on the Acquired Companies, taken as a whole, relative to the other participants in the industry and markets in which the Acquired Companies conduct their business.

“Material Contracts” has the meaning set forth in Section 3.8(a).

“Mines” means the Wharf Mine and the Golden Reward Mine, each located in Lead, South Dakota, collectively, and “Mine” means either one of the Mines.

“Net Working Capital” has the meaning set forth in Section 2.5(f).

“Permits” means all permits, licenses, franchises, approvals, concessions, exemptions, registrations, consents or other authorizations required to be obtained from Governmental Authorities.

“Permitted Encumbrances” means: (i) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceeding; (ii) mechanics’, carriers’, workers’, repairers’ and similar liens arising or incurred in the ordinary course of business; (iii) all covenants, conditions, restrictions, easements, charges, rights-of-way, title defects or other encumbrances on title and similar matters that are filed of record in Lawrence County, South Dakota in the real property records to which they relate or are located in the Montana/Dakotas State Office of the Bureau of Land Management or the South Dakota Department of Environment & Natural Resources and that do not materially interfere with the operation of the Mines in the ordinary course of business or materially adversely affect the profitability of the business of the Acquired Companies; (iv) such liens, imperfections in title, charges, easements, restrictions, encumbrances or other matters that are due to zoning or subdivision, entitlement, and other land use Laws or regulations and do not materially interfere with operation of the Mines in ordinary course of business or materially adversely affect the profitability of the business of the Acquired Companies; (v) encumbrances on, or reservations in, title arising by operation of any applicable United States federal, state or foreign securities Law; (vi) liens or encumbrances that arise solely by reason of acts of or with the approval of Buyer; (vii) rights of lessors and limitations and restrictions in the terms of the leases and subleases that are identified in the Disclosure Letter; (viii) UCC Financing Statements associated with equipment leases or rental agreements on file with the Secretary of State of South Dakota and the Secretary of State of Colorado; and (ix) any Encumbrance listed in the Disclosure Letter.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Personal Property” has the meaning set forth in Section 3.7(g).

“Purchase Price” has the meaning set forth in Section 2.2.

“Qualified Plan” has the meaning set forth in Section 3.12(b).

“Real Property” means the real property owned, leased or subleased by the Acquired Companies and used in connection with the operation of the Mines, together with all buildings, structures and facilities located thereon.

“Reclamation Bonds” has the meaning set forth in Section 5.12.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

“Replacement Bonds” has the meaning set forth in Section 5.12.

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Royalties” has the meaning set forth in Section 3.7(a).

“Securities Act” has the meaning set forth in Section 4.3.

“SEC” means the U.S. Securities and Exchange Commission.

“Seller” has the meaning set forth in the preamble.

“Shares” has the meaning set forth in the recitals.

“Straddle Period” has the meaning set forth in Section 8.4(c).

“Subsidiaries” means Wharf Resources Management Inc., a Delaware corporation, Wharf Reward Mines Inc., a Delaware corporation, Wharf Gold Mines Inc., a Delaware corporation, and Golden Reward Mining Company Limited Partnership, a Delaware limited partnership, collectively, and “Subsidiary” means any one of the Subsidiaries.

“Target Net Working Capital” means $19,900,000.

“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, and shall include any liability for such amounts as a result of (a) being a transferee or successor or member of a combined, consolidated, unitary or affiliated group, or (b) a contractual obligation.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third-Party Claim” has the meaning set forth in Section 7.5(a).

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

“Water Rights” has the meaning set forth in Section 3.7(f).

“Working Capital Overage” shall exist when the Estimated Net Working Capital exceeds the Target Net Working Capital by more than $1,000,000 and shall be equal to the amount by which the Estimated Net Working Capital exceeds $20,900,000.

“Working Capital Shortfall” shall exist when the Target Net Working Capital exceeds the Estimated Net Working Capital by more than $1,000,000 and shall be equal to the amount by which $18,900,000 exceeds the Estimated Net Working Capital.

ARTICLE 2

PURCHASE AND SALE

2.1 Purchase and Sale. Subject to the terms and conditions set forth herein, at the Closing, Seller shall sell and Buyer shall purchase the Shares for the consideration specified in Section 2.2.

2.2 Purchase Price. The estimated aggregate purchase price (the “Estimated Purchase Price”) for the Shares is $105,000,000, plus the amount of any cash or cash equivalents and the Finished Product Cash Value held by or on behalf of the Acquired Companies at the time of Closing (the “Estimated Closing Cash”), plus the Working Capital Overage, if any, and minus the Working Capital Shortfall, if any. No later than three Business Days prior to Closing, Seller shall deliver to Buyer a statement indicating (i) the Estimated Purchase Price, including (A) the amount of Estimated Closing Cash, together with supporting detail and information to enable Buyer to have access to the Closing Cash on the Closing Date, and (B) a good-faith estimate of Net Working Capital as at the Closing Date (the “Estimated Net Working Capital”), and (ii) wire transfer instructions for Seller. All such estimates shall be subject to Buyer’s approval, which shall not be unreasonably withheld, and shall control solely for purposes of determining the amounts payable at the Closing pursuant to Section 2.4 and shall not limit or otherwise affect either party’s remedies under this Agreement or otherwise, or constitute a representation by Seller or an acknowledgement by Buyer of the accuracy of the amounts reflected thereof. At the Closing, Buyer shall deliver to Seller by wire transfer the Estimated Purchase Price in accordance with such instructions, in cash.

2.3 Closing. Subject to the terms and conditions of this Agreement, the purchase and sale of the Shares contemplated hereby shall take place at a closing (the “Closing”) beginning at 9:00 a.m., local time, no later than three Business Days after the last of the conditions to Closing set forth in Article 6 have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), at the offices of Seller, or at such other time or on such other date or at such other place as Seller and Buyer may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”).

2.4 Transactions to be Effected at the Closing. At the Closing:

(a) Buyer shall deliver to Seller: (i) the Estimated Purchase Price in accordance with Section 2.2; and (ii) all other agreements, documents, instruments or certificates required to be delivered by Buyer at or prior to the Closing pursuant to Section 6.3;

(b) Seller shall deliver to Buyer stock certificates evidencing the Shares, free and clear of all Encumbrances, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank;

(c) Seller shall deliver to Buyer all other agreements, documents, instruments or certificates required to be delivered by Seller at or prior to the Closing pursuant to Section 6.2; and

(d) Seller and Buyer shall execute four originals of IRS Form 8023 (Elections under Section 338 for Corporations Making Qualified Stock Purchases).

2.5 Purchase Price Adjustment.

(a) Within 90 days of the Closing Date (or such other date as is mutually agreed to by the parties in writing), Buyer shall deliver to Seller a written statement (the “Closing Statement”) setting forth a calculation of the aggregate purchase price as at the Closing Date (calculated in the same manner as the Estimated Purchase Price) (the “Closing Purchase Price”) and including (i) a calculation of the actual Net Working Capital as at the Closing Date (the “Closing Net Working Capital”) and (ii) the actual amount of any cash or cash equivalents and the Finished Product Cash Value held by or on behalf of the Acquired Companies at the time of Closing (the “Closing Cash”) (with each of Closing Net Working Capital and Closing Cash determined without giving effect to the transactions contemplated herein).

(b) Within 15 days following receipt of the Closing Statement, Seller shall review the Closing Statement and shall notify Buyer in writing if it has any objections to the Closing Statement. The notice of objection must contain a statement of the basis of the objections and each amount in dispute. Seller shall be deemed to have accepted the Closing Statement if it does not notify in writing Buyer of its objection within such 15-day period, which shall then be final and binding upon the parties and shall not be subject to appeal, absent manifest error. Buyer shall provide Seller access to all accounts, documents and records relevant to Seller’s review of the Closing Statement; provided that Buyer shall not be required to disclose any information to Seller if such disclosure would, in Buyer’s sole discretion: (x) jeopardize any attorney-client or other privilege; or (y) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement.

(c) If Seller disputes the Closing Statement, the parties will work expeditiously and in good faith in an attempt to resolve such dispute within a further period of 15 days after the date of notification by Seller to Buyer of such dispute, failing which the dispute shall be submitted for determination to an independent national firm of certified public accountants mutually agreed to by Seller and Buyer (and, failing agreement between Seller and Buyer on the firm of certified public accountants within a further period of five Business Days, such independent national firm of certified public accountants shall be PricewaterhouseCoopers LLP, or if such firm is unable to act, Ernst & Young). The determination of the firm of certified public accountants shall be final and binding upon the parties and shall not be subject to appeal, absent manifest error. The firm of certified public accountants shall be deemed to be acting as experts and not as arbitrators.

(d) Seller and Buyer shall each bear the fees and expenses of their respective auditors and accountants, if any, in preparing or reviewing, as the case may be, the Closing Statement. In the case of a dispute and the retention of a national firm of certified public accountants to determine such dispute, the costs and expenses of such firm of certified public accountants shall be borne by Buyer if such firm of certified public accountant’s findings determines that the Closing Net Working Capital is misstated by 15% or greater and shall otherwise be borne by Seller. However, Seller on the one hand and Buyer on the other hand shall each bear their own costs in presenting their respective cases to the firm of certified public accountants.

(e) If the Estimated Purchase Price is greater than the Closing Purchase Price, the difference shall be paid by Seller to Buyer by wire transfer within five Business Days of the final determination of the Closing Statement. If the Closing Purchase Price is greater than the Estimated Purchase Price, Buyer shall pay the difference to Seller by wire transfer within five Business Days of the final determination of the Closing Statement. The determination and adjustment of the Purchase Price in accordance with the provisions of this Section 2.5 shall not limit or affect any other rights or causes of action any of the parties may have with respect to the representations, warranties, covenants and indemnities in its favor contained in this Agreement.

(f) For purposes of this Section 2.5, “Net Working Capital” means (i) the sum of the Acquired Companies’ trade accounts receivable and employee receivables, inventory (other than Finished Product) and prepaid expenses less (ii) the sum of the Acquired Companies’ accounts payable and accrued payroll and other current liabilities (excluding any intercompany obligations and Taxes payable other than for Taxes respecting the Real Property); for greater certainty, Net Working Capital shall be calculated in the same manner and include the same categories of line items as Net Working Capital as included in the calculation of Target Net Working Capital, which calculation is set out in Section 2.5(f) of the Disclosure Letter.

(g) Provided that Seller delivers a certificate of non-foreign status as provided in Section 6.2(i), Buyer will not withhold any Taxes under this Agreement, subject to the following sentence. If any withholding is required by applicable Law, Buyer shall be entitled to withhold any required Taxes from any payment made pursuant to this Article 2 provided that in such instance at least 15 days written notice is given to Seller that withholding is required (which notice shall contain with reasonable specificity the approximate amount and the basis for such withholding). Buyer shall reasonably cooperate with Seller to reduce any such withholding obligation. Buyer shall promptly and properly remit any amounts so withheld to the appropriate Governmental Authority.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Letter, Seller represents and warrants to Buyer as follows:

3.1 Organization and Authority of Seller. Seller is a corporation duly organized, validly existing and in good standing under the Laws of Nevada. Seller has the requisite corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Seller of this Agreement, the performance by Seller of its obligations hereunder and the consummation by Seller of the transactions contemplated hereby have been duly authorized by all requisite corporate action. This Agreement has been duly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

3.2 Organization and Authority of the Acquired Companies. Each Acquired Company is (a) duly organized or formed, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all necessary corporate or partnership power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it is currently conducted and (b) duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties and assets occupied, owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for any such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

3.3 No Conflicts; Consents.

(a) The execution, delivery and performance by Seller of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (i) result in a violation or breach of any provision of the certificate or articles of incorporation, bylaws, certificate of limited partnership or partnership agreement of Seller or the Acquired Companies; (ii) result in a violation or breach of any provision of any Law or Governmental Order applicable to Seller or the Acquired Companies, (iii) except as set forth in Schedule 3.3(a) and as would not, individually or in the aggregate, be material to the Company or any of its Subsidiaries, require the consent of, notice to, or other action by, any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel, any agreement to which an Acquired Company is a party or by which an Acquired Company is bound or to which any properties and assets of any Acquired Company are subject or any Permit affecting the properties, assets or business of any Acquired Company; or (iv) result in the creation or imposition of any Encumbrance on any property, asset or right of any Acquired Company other than Permitted Encumbrances and except as would not, individually or in the aggregate, be material to the Company or any of its Subsidiaries.

(b) No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Seller or the Acquired Companies in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except for such filings as may be required under the HSR Act and as set forth in Section 3.3(b) of the Disclosure Letter and such consents, approvals, Permits, Governmental Orders, declarations, filings or notices which, in the aggregate, would not have a material adverse effect on Seller’s ability to consummate the transactions contemplated hereby.

3.4 Capitalization of the Company and Subsidiaries.

(a) The authorized capital stock of the Company consists of (i) 1,000,000 shares of Common Stock, having a par value of $.01 each, of which 500,000 shares of Common Stock are issued and outstanding and constitute the Shares, and (ii) 1,000,000 shares of Preferred Stock, having a par value of $10.00 per share, of which no shares are outstanding. All of the Shares have been duly authorized, are validly issued, fully paid and non-assessable, and are owned of record and beneficially by Seller, free and clear of all Encumbrances. Upon delivery to Buyer of certificates for the Shares at the Closing and Buyer’s payment of the Estimated Purchase Price, Buyer shall acquire good title to the Shares, free and clear of any Encumbrance other than Encumbrances created by Buyer.

(b) Section 3.4(b) of the Disclosure Letter lists for each corporate Subsidiary its authorized capital stock, the number of shares issued and outstanding and the owner of such shares and for each partnership Subsidiary the names of the partners and the partnership interests owned by them. All such shares are have been duly authorized, are validly issued, fully paid and non-assessable, and are owned of record and beneficially by an Acquired Company, free and clear of all Encumbrances. All such partnership interests are owned by an Acquired Company, free and clear of all Encumbrances. Except for the Subsidiaries listed in Section 3.4(b) of the Disclosure Letter, neither the Company nor any of its Subsidiaries directly or indirectly owns any equity, partnership, membership or similar interest in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership or similar interest, or is under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution or other investment in or assume any liability or obligation of, any Person.

(c) There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock of the Acquired Companies or obligating Seller or the Acquired Companies to issue or sell any shares of capital stock of, or any other interest in, the Acquired Companies. Except as set forth in Section 3.4(c) of the Disclosure Letter, the Acquired Companies do not have outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the capital stock of the Acquired Companies. No shares of capital stock or other equity or ownership interests of any Acquired Company have been issued in violation of any rights, agreements, arrangements or commitments under any provision of applicable Law, the certificate of incorporation or bylaws or equivalent organizational documents of any Acquired Company or any agreement to which any Acquired Company is a party or by which any Acquired Company is bound.

3.5 Financial Statements; Undisclosed Liabilities.

(a) True and complete copies of (i) the Company’s and its Subsidiaries’ unaudited consolidated balance sheet as at December 31, 2013, and the related unaudited consolidated statements of income, retained earnings, stockholders’ equity and changes in financial position of the Company and its Subsidiaries (the “Financial Statements”) and (ii) the Company’s and the Subsidiaries’ unaudited balance sheet as at September 30, 2014 and the related income statement and statement of cash flows for the nine months ended September 30, 2014 (the “Interim Financial Statements”) are set forth in Section 3.5 of the Disclosure Letter. The Financial Statements and the Interim Financial Statements (i) have been prepared in accordance with the books and records of the Company and its Subsidiaries, (ii) have been prepared in accordance with IFRS applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and (iii) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material.

(b) Except as and to the extent adequately accrued or reserved against in the Interim Financial Statements, neither the Company nor any of its Subsidiaries has any material liability or obligation of any nature, whether accrued, absolute, contingent or otherwise, whether known or unknown, of a nature required to be reflected on a balance sheet prepared in accordance with IFRS, except for liabilities and obligations, incurred in the ordinary course of business consistent with past practice since the date of the Interim Financial Statements, that are not, individually or in the aggregate, material to the Company or any of its Subsidiaries.

3.6 Ordinary Course of Business. Except as expressly contemplated by this Agreement, from September 30, 2014 until the date of this Agreement, (a) the Acquired Companies have been operated in the ordinary course of business in all material respects; (b) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect; and (c) no Acquired Company has suffered any material loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance.

3.7 Title. Except as set forth on the relevant Section of the Disclosure Letter,

(a) Section 3.7(a) of the Disclosure Letter sets forth a true and complete list of all owned Real Property, including any associated royalties, streaming interests or other agreements providing for the payment of consideration measured, quantified, or calculated based on, in whole or in part, any minerals produced, mined, recovered or extracted therefrom (collectively, “Royalties”), other than owned unpatented mining claims. The Acquired Companies hold title to all such Real Property, free and clear of all Encumbrances except for Permitted Encumbrances.

(b) Section 3.7(b) of the Disclosure Letter sets forth a true and complete list of all leased or subleased Real Property, including any associated Royalties, other than leased or subleased unpatented mining claims. The Acquired Companies hold a valid and enforceable leasehold or subleasehold interest in all such Real Property, free and clear of all Encumbrances except for Permitted Encumbrances and all such leases or subleases are in good standing. The

Acquired Companies are in exclusive possession of such leased or subleased premises. No Person, other than the applicable lessor, has any ownership or leasehold interest in any of the leased or subleased land that materially interferes with the operations of the Acquired Companies in the ordinary course of business. No Acquired Company is in breach of any material term of any of such leases or subleases and, to Seller’s Knowledge, none of the other parties to any of such leases and subleases is in breach of any of the terms thereof. No Acquired Company has received any notice of breach of or default under any such lease or sublease that remains outstanding and, to Seller’s Knowledge, no lessor or sublessor has alleged that any breach or default exists that remains outstanding. To Seller’s Knowledge, no event or condition has occurred which, either immediately or after notice or lapse of time or both, could give rise to the cancellation or termination of any of such leases or subleases.

(c) Section 3.7(c) of the Disclosure Letter sets forth a true and complete list of all unpatented mining claims, including any associated Royalties, owned by the Acquired Companies and used in connection with the operation of the Mines. The Acquired Companies are the sole owners of and hold valid and enforceable title to each such mining claim, free and clear of all Encumbrances except for Permitted Encumbrances. To Seller’s Knowledge, all such mining claims have been located and maintained in accordance with applicable Law and all such mining claims are in good standing and in full force and effect; provided that nothing herein will be a representation by Seller that any unpatented mining claim contains a “discovery” as that term is defined by the Mining Law of 1872.

(d) Section 3.7(d) of the Disclosure Letter sets forth a true and complete list of all unpatented mining claims, any associated Royalties, leased or subleased by the Acquired Companies and used in connection with the operation of the Mines. The Acquired Companies hold a valid and enforceable leasehold or subleasehold interest in all such mining claims, free and clear of all Encumbrances except for Permitted Encumbrances and all such leases or subleases are in good standing. The Acquired Companies are, to the extent authorized by Law, in exclusive possession of such leased or subleased premises for mining purposes. No Person, other than the applicable lessors, has any ownership or leasehold interest in any of the leased or subleased land that materially interferes with the operations of the Acquired Companies in the ordinary course of business. No Acquired Company is in breach of any material term of any of such leases and, to Seller’s Knowledge, none of the other parties to any of such leases is in breach of any of the terms thereof. No Acquired Company has received any notice of breach of or default under any such lease or sublease that remains outstanding and, to Seller’s Knowledge, no lessor or sublessor has alleged that any breach or default exists that remains outstanding. No event or condition has occurred which, either immediately or after notice or lapse of time or both, could give rise to the cancellation or termination of any of such leases. To Seller’s Knowledge, all such mining claims have been located and maintained in accordance with applicable Law and all such mining claims are in good standing and in full force and effect; provided that nothing herein will be a representation by Seller that any unpatented mining claim contains a “discovery” as that term is defined by the Mining Law of 1872.

(e) Other than as listed in Sections 3.7(a), 3.7(b), 3.7(c) and 3.7(d) of the Disclosure Letter, no third party (including Seller or any of its Affiliates) has any Royalties encumbering any mining claim owned or leased by the Acquired Companies or any portion of the Mines.

(f) Section 3.7(f) of the Disclosure Letter sets forth a true and complete list of all water rights owned by the Acquired Companies and identified as those rights to be used in connection with the operation of the Mines (the “Water Rights”). The Acquired Companies hold valid and enforceable title to each such Water Right, free and clear of all Encumbrances except for Permitted Encumbrances; provided that no representation is made with respect to the quantity of water associated with any individual Water Right. The Acquired Companies have not received from any Person any notice or claim which either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date, materially affecting title to the Water Rights, including notices of non-use regarding such Water Rights.

(g) The Acquired Companies hold valid and enforceable title to, or a valid leasehold or subleasehold interest in, all buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles, inventory and other items of tangible personal property and other assets used in the operation of the Mines (the “Personal Property”) and the Personal Property is free and clear of all Encumbrances other than Permitted Encumbrances.

(h) The assets owned or leased by the Acquired Companies constitute all of the assets necessary for the Acquired Companies to carry on their respective businesses as currently conducted.

3.8 Material Contracts.

(a) Section 3.8(a) of the Disclosure Letter lists each of the following contracts and other agreements of the Acquired Companies (the “Material Contracts”):

(i) any service or supply of goods agreement that requires, in accordance with its terms, payments in excess of $175,000 in any twelve-month period and which may not be cancelled on thirty (30) days’ prior notice or less;

(ii) agreements with any Governmental Authority;

(iii) agreements with any Affiliates of the Acquired Companies or any current officer or director of the Acquired Companies (other than agreements made in the ordinary course of business on terms generally available to similarly situated non-affiliated parties);

(iv) agreements that restrict the ability of the Acquired Companies to engage in any line of business;

(v) agreements with any labor union or association representing any Employee;

(vi) any employment or consulting agreements that involves an aggregate future or potential liability in excess of $175,000;

(vii) agreements for the sale of any of the assets of the Acquired Companies other than in the ordinary course of business, for consideration in excess of $500,000;

(viii) agreements relating to any acquisition to be made on behalf of the Acquired Companies of any operating business or the capital stock of any other Person, in each case for consideration in excess of $500,000;

(ix) agreements relating to the incurrence of indebtedness, or the making of any loans, with Persons other than Affiliates of the Acquired Companies, in each case involving amounts in excess of $175,000;

(x) any joint venture or partnership agreements;

(xi) agreements relating to settlement of any administrative or judicial proceedings within the past five years;

(xii) any agreements that have not been entered into in the ordinary course of business; and

(xiii) any agreement that would prohibit or restrict the transactions contemplated by this Agreement or under which the transactions contemplated by this Agreement would constitute a breach.

(b) Each Material Contract is a legal, valid, binding and enforceable agreement of the Acquired Company that is a party thereto and is in full force and effect and will continue to be in full force and effect immediately following the Closing Date. To Seller’s Knowledge, each Material Contract is a legal, valid, binding and enforceable agreement of the other party thereto and is in full force and effect and will continue to be in full force and effect immediately following the Closing Date.The Acquired Companies are not in breach of, or default under, any Material Contract, except for such breaches or defaults that would not have a Material Adverse Effect.

(c) The execution, delivery and performance by Seller of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any Material Contract, except as set forth in Section 3.8(c) of the Disclosure Letter.

3.9 Legal Proceedings. Except as set forth in Section 3.9 of the Disclosure Letter, there are no actions, suits, claims, investigations or other legal proceedings pending or, to Seller’s Knowledge, threatened against the Acquired Companies, which if determined adversely would result in a Material Adverse Effect. There are no actions, suits, claims, investigations or other legal proceedings pending or, to Seller’s Knowledge, threatened against or by Seller that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

3.10 Compliance with Laws; Permits.

(a) Each Acquired Company is in compliance with all Laws applicable to it in all material respects. All Permits required for each Acquired Company to conduct its business in all material respects as it is presently being conducted have been obtained by such Acquired

Company and are valid and in full force and effect. Each Acquired Company is and has been in compliance in all material respects with all such Permits. No suspension, cancellation, modification, revocation or nonrenewal of any Permit is pending or, to the Seller’s Knowledge, threatened. The Acquired Companies will continue to have the use and benefit of all Permits following consummation of the transactions contemplated hereby.

(b) None of the representations and warranties contained in this Section 3.10 shall be deemed to relate to environmental matters (which are governed by Section 3.11), employment matters (which are governed by Section 3.12) or tax matters (which are governed by Section 3.13).

3.11 Environmental Matters.

(a) The Acquired Companies are in material compliance with all Environmental Laws and the Acquired Companies have not, and Seller has not, received from any Person any Environmental Notice or Environmental Claim, which either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date.

(b) Section 3.11(b) of the Disclosure Letter lists each of the Environmental Permits necessary for the operation of the business or ownership, lease, or use of the assets of the Acquired Companies. The Acquired Companies have obtained and are in material compliance with all the Environmental Permits listed on Section 3.11(b) of the Disclosure Letter.

(c) To Seller’s Knowledge, except as set forth in Section 3.11(c) of the Disclosure Letter, during the operation of the business of the Acquired Companies for the past seven years, there has been no Release of Hazardous Materials in contravention of Environmental Laws on, at, or under any Real Property currently owned, operated or leased by the Acquired Companies or otherwise affecting any assets of the Acquired Companies. Except as set forth in Section 3.11(c) of the Disclosure Letter, neither the Acquired Companies nor Seller has received an Environmental Notice that any Real Property (including soils, groundwater, surface water, buildings and other structure located on any such Real Property) has been contaminated with any Hazardous Material which would reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Laws or term of any Environmental Permit by, Seller or the Acquired Companies.

(d) Seller has made available to Buyer in the Data Room or otherwise provided any and all reports, studies, audits, records, sampling data, site assessments and other similar documents in the possession or control of Seller or the Acquired Companies pertaining to (i) compliance of the business of the Acquired Companies with Environmental Laws or (ii) environmental conditions or Releases on, at, or under any currently or formerly owned, operated or leased Real Property or otherwise affecting assets of the Acquired Companies.

(e) To Seller’s Knowledge, except as set forth in Section 5.12 of the Disclosure Letter, the Company does not have any liability or obligation (actual or contingent) relating to the reclamation, restoration, or rehabilitation of land, water or any other environmental media.

(f) The representations and warranties contained in this Section 3.11 are Seller’s sole and exclusive representations and warranties regarding environmental matters.

3.12 Employment Matters.

(a) Section 3.12(a) of the Disclosure Letter contains a complete list of each employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, retirement, supplemental retirement, employment, compensation, stock option, stock purchase, restricted stock, incentive, bonus, termination, severance, vacation, paid time off, fringe-benefit, deferred compensation, retiree medical or life insurance, and each other employee benefit agreement, plan, policy or program, whether or not reduced to writing, in effect and covering one or more current or former employees or officers of the Acquired Companies or the beneficiaries or dependents of any such Persons, or that is maintained, sponsored, contributed to, or required to be contributed to by the Acquired Companies, or under which the Acquired Companies have any liability (as listed on Section 3.12(a)(i) of the Disclosure Letter, each, a “Benefit Plan”). Except as set forth in Section 3.12(a)(ii) of the Disclosure Letter, each Benefit Plan has been maintained in all material respects in accordance with its terms and complies in all material respects with all applicable Laws.

(b) Seller has furnished to Buyer a true and complete copy of each Benefit Plan and has delivered to Buyer a true and complete copy of each material document, if any, prepared in connection with each Benefit Plan, including, as applicable, (i) a copy of each trust or other funding arrangement, (ii) each summary plan description and any summary of material modifications, (iii) the two most recently filed Internal Revenue Service (“IRS”) Form 5500s, (iv) the most recently received IRS determination letter for each Benefit Plan that is a plan qualified under Code Section 401(a) (“Qualified Plan”), or the opinion letter on the form of the plan document, if such Qualified Plan uses a pre-approved document, and (v) the most recent financial statement in connection with each Benefit Plan. None of the Acquired Companies has any express or implied commitment (A) to create, incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, (B) to enter into any contract to provide compensation or benefits to any individual, or (C) to modify, change or terminate any Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

(c) None of the Benefit Plans is a “defined benefit plan” within the meaning of Section 3(35) of ERISA. Except for the benefits required by COBRA and as set forth on Section 3.12(c) of the Disclosure Letter, none of the Benefit Plans: (i) obligates any of the Acquired Companies to pay separation, severance, termination or similar-type benefits solely or partially as a result of the transactions contemplated by this Agreement; or (ii) obligates any of the Acquired Companies to make any payment or provide any benefit as a result of the transactions contemplated by this Agreement. None of the Benefit Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee or officer of any of the Acquired Companies. Except with respect to the Goldcorp Inc. 2006 Stock Option Plan and the Goldcorp Inc. Restricted Share Plan, each of the Benefit Plans is maintained in the United States and is subject only to the Laws of the United States or a political subdivision thereof.

(d) There has not been any non-exempt prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, with respect to any Benefit Plan. No Benefit Plan or any related trust or other funding medium thereunder or any fiduciary thereof is, to the Knowledge of Seller, the subject of an audit, investigation or examination by any governmental authority and no action or claims (other than routine claims for benefits) are pending or, to the Knowledge of Seller, threatened, anticipated or expected to be asserted with respect to any Benefit Plan or with respect to any Acquired Company as the sponsor or fiduciary thereof or with respect to any other fiduciary thereof.

(e) None of the Acquired Companies maintains any Benefit Plan which is a “group health plan,” as such term is defined in Section 5000(b)(1) of the Code, that has not been administered and operated in all material respects in compliance with the applicable requirements of Section 601 of ERISA, Section 4980B(b) of the Code and the applicable provisions of the Health Insurance Portability and Accountability Act of 1986 and the Patient Protection and Affordable Care Act.

(f) With respect to each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code), (i) such plan or arrangement has been operated since January 1, 2005 in compliance in all material respects with Section 409A of the Code and all applicable IRS guidance promulgated thereunder to the extent such plan or arrangement is subject to Section 409A of the Code and so as to avoid any material tax, interest or penalty thereunder and (ii) the document or documents that evidence each such plan or arrangement have conformed in all material respects to the provisions of Section 409A of the Code and the final regulations under Section 409A of the Code since December 31, 2008.

(g) The consummation of the transactions contemplated hereby, whether alone or in connection with any other event, will not result in any payments, including under any Benefit Plan, that reasonably could be expected to be “excess parachute payments” pursuant to Section 280G of the Code.

(h) The Acquired Companies are not bound by any collective bargaining or other agreement with a labor organization representing any of the Employees. There are no, and during the past five years have been no, organizing activities or collective bargaining arrangements that could affect any Acquired Company pending or under discussion with any labor organization or group of employees of any Acquired Company. There is no, and during the past five years there has been no, labor dispute, strike, controversy, slowdown, work stoppage or lockout pending or, to the Knowledge of Seller, threatened against or affecting any Acquired Company, nor is there any basis for any of the foregoing. The Acquired Companies are in compliance in all material respects with all applicable Laws pertaining to employment and employment practices, wages, overtime classification, hours, occupational safety and health, employee whistle-blowing, immigration, employee privacy, and classification of employees, consultants and independent contractors.

(i) There has not been, and Seller does not anticipate or have any reason to believe that there will be, any material adverse change in relations with Employees as a result of the announcement of the transactions contemplated by this Agreement. To the Knowledge of Seller as of the date of this Agreement, no current Employee with the job classification of M1, M2, M3, E4 or S1 or officer of any Acquired Company intends, or is expected, to terminate his or her employment relationship with such entity following the consummation of the transactions contemplated hereby.

(j) The representations and warranties contained in this Section 3.12 are Seller’s sole and exclusive representations and warranties regarding employment matters.

3.13 Taxes. Except as set forth in Section 3.13 of the Disclosure Letter:

(a) (i) All federal and other material Tax Returns required to be filed with respect to the Acquired Companies have been filed; (ii) all such Tax Returns are true, complete and correct in all material respects; (iii) no audit of any such Tax Return is currently in progress by any Governmental Authority; (iv) all material Taxes due and owing with respect to the Acquired Companies have been paid or accrued; and (v) no Tax deficiencies are being proposed in writing or assessed by any Governmental Authority with respect to the Acquired Companies.

(b) Section 3.13(b) of the Disclosure Letter lists all income Tax Returns of the Acquired Companies for taxable periods on or after January 1, 2010. None of the Tax Returns listed in Section 3.13(b) of the Disclosure Letter has been audited or is currently the subject of audit. Seller has made available to Buyer, in the Data Room or otherwise, complete copies of all federal income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Acquired Companies since January 1, 2010.

(c) The Acquired Companies have not waived any statute of limitations in respect of income Taxes or agreed to any extension of time with respect to any income Tax assessment or deficiency.

(d) The affiliated group of which the Acquired Companies are currently members has filed all federal and other material Tax Returns that it was required to file for each taxable period during which the Acquired Companies were members, and has paid all material Taxes shown thereon as owing and all other material Taxes owed.

(e) There are no Tax liens on any of the assets held by the Acquired Companies on behalf of the Acquired Companies (other than for Taxes not yet due and payable).

(f) Except for Golden Reward Mining Company Limited Partnership (which is classified as a partnership for U.S. federal income tax purposes), each of the Acquired Companies is characterized as a domestic corporation pursuant to Section 7701(a)(30)(C) of the Code.

(g) None of the Acquired Companies has engaged in any listed transactions (as defined under the Treasury Regulations promulgated under Section 6011 of the Code).

(h) None of the Acquired Companies will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or existed on or prior to the Closing Date: (a) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law), (b) an installment sale or open transaction, or (c) an election pursuant to Section 108(i) of the Code.

(i) None of the Acquired Companies has been either the distributing corporation or controlled corporation in a transaction purporting to be a transaction described in Section 355 of the Code.

(j) No written claim has been received by any Acquired Company at any time in the last five years from any Governmental Authority in a jurisdiction where such Acquired Company does not file Tax returns that any Acquired Company is or may be subject to taxation by that jurisdiction.

(k) All material Taxes that the Acquired Companies have been required to collect or withhold have been duly collected or withheld and have been duly and timely paid to the proper Governmental Authority in accordance with applicable Law.

(l) The representations and warranties contained in this Section 3.13 are Seller’s sole and exclusive representations and warranties regarding Taxes.

3.14 Financial Advisors. Except for CIBC World Markets Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or the Acquired Companies.

3.15 Related Party Transactions. Except as listed in Section 3.15 of the Disclosure Letter, no present or former director, officer, stockholder, equityholder or Affiliate of any Acquired Company, nor any of such Person’s Affiliates or immediate family members is a party to any agreement with or binding on any Acquired Company or any of its properties, or has any interest in any property owned or leased by any Acquired Company.

3.16 Insurance. Section 3.16 of the Disclosure Letter lists, as of the date hereof, each insurance policy maintained by or for the benefit of the Acquired Companies. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) all such insurance policies are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and (b) no Acquired Company is in breach or default, and no Acquired Company has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies. No written notice of cancellation, non-renewal, or termination has been received with respect to any such insurance policy. There are no pending or, to the Knowledge of Seller, threatened material claims as to which the insurers have denied coverage. Seller has made available to Buyer prior to the date hereof a summary of each insurance policy listed on Section 3.16 of the Disclosure Letter.

3.17 No Other Representations and Warranties. Except for the representations and warranties contained in this Article 3 (including the related portions of the Disclosure Letter), none of Seller, the Acquired Companies or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller or the Acquired Companies, including any representation or warranty as to the accuracy or completeness of any information furnished or made available to Buyer and its Representatives (including any information, documents or material made available to Buyer in the Data Room, management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of the Acquired Companies, or any representation or warranty arising from statute or otherwise in law.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

4.1 Organization and Authority of Buyer. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of Delaware. Buyer has the requisite corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Buyer, the performance by Buyer of its obligations hereunder and the consummation by Buyer of the transactions contemplated hereby have been duly authorized by all requisite corporate action. This Agreement has been duly executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.2 No Conflicts; Consents.

(a) The execution, delivery and performance by Buyer of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (i) result in a violation or breach of any provision of the certificate of incorporation or bylaws of Buyer; or (ii) result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer, except where the violation or breach would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby.

(b) No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority or other Person is required by or with respect to Buyer in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except for such filings as may be required under the HSR Act and such consents, approvals, Permits, Governmental Orders, declarations, filings or notices which, in the aggregate, would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby.

4.3 Investment Purpose. Buyer is acquiring the Shares solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Buyer acknowledges that the Shares are not registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and that the Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. Buyer is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

4.4 Financial Advisors. Except for Morgan Stanley & Co., LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

4.5 Sufficiency of Funds. Buyer has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price and consummate the transactions contemplated by this Agreement.

4.6 Legal Proceedings. There are no actions, suits, claims, investigations or other legal proceedings pending or, to Buyer’s knowledge, threatened against or by Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

4.7 Independent Investigation. Buyer has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Acquired Companies, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Seller and the Acquired Companies for such purpose. Buyer acknowledges and agrees that: (i) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has relied solely upon its own investigation and the express representations and warranties of Seller set forth in Article 3 (including the related portions of the Disclosure Letter); and (ii) none of Seller, the Acquired Companies or any other Person has made any representation or warranty as to Seller, the Acquired Companies or this Agreement, except as expressly set forth in Article 3 (including the related portions of the Disclosure Letter).

4.8 Taxes. Buyer is eligible to join with Seller in making an election under Section 338(h)(10) of the Code with respect to the purchase and sale of the Shares.

ARTICLE 5

COVENANTS

5.1 Conduct of Business Prior to the Closing. From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall cause the Acquired Companies to: (i) conduct the business of the Acquired Companies in the ordinary course of business, provided that Seller agrees and Buyer acknowledges and agrees that Seller will use commercially reasonable efforts to cause the Company to sell all Finished Product prior to the Closing; (ii) use commercially reasonable efforts to maintain and preserve intact the current organization, business and franchise of the Acquired Companies and to preserve the rights, franchises, goodwill and relationships of the Employees and the customers, lenders, suppliers, regulators and others having business relationships with the Acquired Companies; and (iii) keep and maintain their assets and properties in good repair and normal operating condition, ordinary wear and tear excepted. By way of amplification and not limitation, between the date of this Agreement and the Closing Date, Seller, in respect of the Acquired Companies, shall not, and shall cause each of the Acquired Companies not to, do or propose to do, directly or indirectly, any of the following except as otherwise provided in Section 5.13 or without the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed):

(a) amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

(b) issue, sell, pledge, transfer, dispose of or otherwise subject to any Encumbrance (i) any shares of capital stock the Acquired Companies, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares, or any other equity or ownership interest in the Acquired Companies or (ii) any properties or assets (including any material mining claims or Water Rights) of the Acquired Companies, other than sales or transfers of inventory in the ordinary course of business consistent with past practice;

(c) except as set forth in Section 5.1(c) of the Disclosure Letter, declare, set aside, make or pay any non-cash dividend or other distribution on or with respect to any of its capital stock or other equity or ownership interest;

(d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock or other equity or ownership interest, or make any other change with respect to its capital structure;

(e) acquire any corporation, partnership, limited liability company, other business organization or division thereof or any material amount of assets, or enter into any joint venture, strategic alliance, exclusive dealing, noncompetition or similar contract or arrangement;

(f) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, or otherwise alter the Company’s or a Subsidiary’s corporate structure;

(g) incur any indebtedness, enter into any capitalized lease agreement or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances;

(h) make any change in any method of accounting or accounting practice or policy, except as required by IFRS;

(i) enter into or terminate any lease of any Real Property or any mining claims or any renewals thereof;

(j) increase the compensation payable or to become payable or the benefits provided to any employees of any Acquired Company, except for normal merit and cost-of-living increases consistent with past practice in salaries or wages of non-officer employees of any Acquired Company who receive less than $150,000 in total annual cash compensation from the Acquired Companies, or grant any severance or termination payment to, or pay, loan or advance any amount to, any employee of any Acquired Company, or establish, adopt, enter into or amend any Benefit Plan;

(k) unless required by law, without the prior written consent of Buyer acting reasonably, agree to any extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes, prepare any Tax Returns in a manner which is inconsistent with past practices of the Acquired Companies, incur any Tax liability other than in the ordinary course of business, or amend any Tax Return if such action would have the effect of increasing the Tax liability of the Acquired Companies for any period ending after the Closing Date;

(l) commence or settle any action, suit, claim, investigation or other legal proceeding; or

(m) announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the foregoing.

5.2 Access to Information. From the date hereof until the Closing, Seller shall cause the Acquired Companies to: (i) afford Buyer and its Representatives reasonable access to and the right to inspect all of the Real Property, properties, assets, premises, books and records, contracts, agreements and other documents and data related to the Acquired Companies; (ii) furnish Buyer and its Representatives with such financial, operating and other data and information related to the Acquired Companies as Buyer or any of its Representatives may reasonably request; and (iii) instruct the Representatives of Seller and the Acquired Companies to cooperate with Buyer in its investigation of the Acquired Companies; provided, however, that any such investigation shall be at Buyer’s risk and expense, conducted during normal business hours upon reasonable advance notice to Seller and the Acquired Companies, under the supervision of Seller’s and the Acquired Companies’ personnel, in compliance with all of the Acquired Companies’ health, safety and environmental regulations and procedures, and in such a manner as not to interfere with the normal operations of the Acquired Companies. Buyer shall indemnify and hold harmless Seller and the Acquired Companies from any loss or injury to Seller or the Acquired Companies arising from such investigation, except any such loss or injury that results from the gross negligence or willful misconduct of Seller, the Acquired Companies or their agents or contractors. All requests by Buyer for access pursuant to this Section 5.2 shall be submitted or directed exclusively to a Director, Business Development, of Seller or the Wharf Mine General Manager or such other individuals as Seller may designate in writing from time to time. Notwithstanding anything to the contrary in this Agreement, neither Seller nor the Acquired Companies shall be required to disclose any information to Buyer if such disclosure would: (x) reasonably be expected to cause significant competitive harm to Seller or the Acquired Companies if the transactions contemplated by this Agreement are not consummated; or (y) in Seller’s sole discretion, (1) jeopardize any attorney-client or other privilege; or (2) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement. Prior to the Closing, without the prior written consent of Seller (which may not be unreasonably withheld, conditioned or delayed), Buyer shall not contact any suppliers to, or customers of, the Acquired Companies and Buyer shall have no right to perform invasive or subsurface investigations of the Real Property. Buyer shall, and shall cause its Representatives to, abide by the terms of the Confidentiality Agreement with respect to any access or information provided pursuant to this Section 5.2.

5.3 Employees; Benefit Plans.

(a) During the period commencing at the Closing and ending on the date which is one (1) year from the Closing (or if earlier, the date of the Employee’s termination of employment with the Acquired Companies), Buyer shall and shall cause the Acquired Companies to provide each Employee who remains employed immediately after the Closing (each, a “Continuing Employee”) with: (i) cash base salary or hourly wages which are no less than the cash base salary or hourly wages provided by the Acquired Companies immediately prior to the Closing; (ii) target cash bonus opportunities, if any, which are no less than the target cash bonus opportunities provided by the Acquired Companies immediately prior to the Closing; and (iii) retirement and welfare benefits (excluding, for the avoidance of doubt, any equity-based compensation) that are no less favorable in the aggregate than those provided by the Acquired Companies immediately prior to the Closing.

(b) With respect to any employee benefit plan maintained by Buyer or its subsidiaries in which any Continuing Employee will participate effective as of the Closing, Buyer shall, or shall cause the Acquired Companies to, recognize all service of Continuing Employees with the Acquired Companies as if such service were with Buyer, for vesting and eligibility purposes in such benefit plan; provided, however, such service shall not be recognized to the extent that (i) such recognition would result in a duplication of benefits or (ii) such service was not recognized under the corresponding Benefit Plan.

(c) Immediately prior to the Closing, the Acquired Companies shall withdraw as participating employers in the Goldcorp USA, Inc. 401(k) Retirement & Savings Plan.

(d) If Buyer terminates any Benefit Plan that is a “group health plan,” as such term is defined in Section 5000(b)(1) of the Code, following Closing, Buyer shall offer COBRA continuation coverage to each “M&A Qualified Beneficiary,” as such term is defined in Treas. Reg. Section 54.4980B-9, Q&A-4, of such group health plan.

(e) This Section 5.3 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.3, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.3. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section 5.3 shall not create any right in any Employee or any other Person to any continued employment with the Acquired Companies, Buyer or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever.

5.4 Plant Closings and Mass Layoffs. During the period commencing at the Closing and ending on the date which is one year from the Closing, Buyer shall not, and shall cause the Acquired Companies not to, take any action following the Closing that could result in WARN Act liability.

5.5 Confidentiality. Buyer acknowledges and agrees that the Confidentiality Agreement remains in full force and effect until the Closing and, in addition, covenants and agrees, until the Closing, to keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided to Buyer pursuant to this Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement and the provisions of this Section 5.5 shall nonetheless continue in full force and effect.

5.6 Governmental Approvals and Other Third-Party Consents.

(a) Each party hereto shall, as promptly as possible, use commercially reasonable efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement. Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.

(b) If the appropriate filing pursuant to the HSR Act has not been filed prior to the date hereof, each party hereto agrees to use commercially reasonable efforts to make all necessary filings, and thereafter make any other submissions, required pursuant to the HSR Act or any other applicable Law with respect to the transactions contemplated by this Agreement within ten (10) Business Days after the date hereof and to supply as promptly as practicable to the appropriate Governmental Authority any additional information and documentary material that may be requested pursuant to the HSR Act. Notwithstanding anything herein to the contrary, neither party shall be required by this Section 5.6 to take or agree to undertake any action, including entering into any consent decree, hold separate order or other arrangement, that would (A) require the divestiture of any assets of Seller, Buyer, the Acquired Companies or any of their respective Affiliates, (B) limit Buyer’s freedom of action with respect to, or its ability to consolidate and control, the Acquired Companies or any of their assets or businesses or any of Buyer’s or its Affiliates’ other assets or businesses or (C) limit Buyer’s ability to acquire or hold, or exercise full rights of ownership with respect to, the Shares.

(c) Seller and Buyer shall use commercially reasonable efforts to give all notices to, and obtain all consents from, all third parties that are described in Section 3.3, Section 3.8(c) and Section 4.2 of the Disclosure Letter; provided, however, that neither Seller nor Buyer nor any Acquired Company shall be obligated to pay any consideration therefor to any third party from whom consent or approval is requested.

5.7 Books and Records.

(a) In order to facilitate the resolution of any claims made against or incurred by Seller prior to the Closing, or for any other reasonable purpose, for a period of seven years after the Closing, Buyer shall: (i) retain the books and records (including personnel files) of the Acquired Companies relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of the Acquired Companies; and (ii) upon reasonable notice, afford the Representatives of Seller reasonable access (including the right to make, at Seller’s expense, photocopies), during normal business hours, to such books and records.

(b) In order to facilitate the resolution of any claims made against or incurred by Buyer or the Acquired Companies after the Closing, or for any other reasonable purpose, for a period of seven years following the Closing, Seller shall: (i) retain the books and records (including personnel files) of Seller which relate to the Acquired Companies and their operations for periods prior to the Closing; and (ii) upon reasonable notice, afford the Representatives of Buyer or the Acquired Companies reasonable access (including the right to make, at Buyer’s expense, photocopies), during normal business hours, to such books and records.

(c) Neither Buyer nor Seller shall be obligated to provide the other party with access to any books or records (including personnel files) pursuant to this Section 5.7 where such access would violate any Law.

5.8 Closing Conditions. From the date hereof until the Closing, each party hereto shall, and Seller shall cause the Acquired Companies to, use commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article 6.

5.9 Public Announcements. Unless otherwise required by applicable Law or stock exchange requirements (based upon the reasonable advice of counsel), no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), and the parties shall cooperate as to the timing and contents of any such announcement.

5.10 Further Assurances. Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

5.11 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (including any real property transfer Tax and any other similar Tax) shall be borne and paid 50% by Seller and 50% by Buyer when due. The party customarily responsible under applicable Law shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and the other party shall cooperate with respect thereto as necessary).

5.12 Replacement Reclamation Bonds. At least 30 days prior to Closing, Seller and Buyer will meet with the relevant state and federal agencies with respect to replacement of the sureties established by Seller to guarantee performance of the reclamation obligations set forth in Section 5.12 of the Disclosure Letter (the “Reclamation Bonds”). At least 15 days prior to Closing, Buyer shall deliver to Seller evidence that Buyer has obtained, subject only to Closing, substitute guarantees, letters of credit, bonds, security deposits, or other surety obligations and evidence of financial capacity, in each case acceptable to the relevant agencies in replacement of the Reclamation Bonds (the “Replacement Bonds”). Within five business days after the Closing, Buyer shall deliver to the applicable state and federal agencies the duly executed Replacement Bonds and Buyer shall use commercially reasonable efforts to cause such agencies to fully and unconditionally release Seller and its Affiliates from all obligations relating to the Reclamation Bonds and any liabilities related thereto.

5.13 Payment of Indebtedness; Affiliate Arrangements. Prior to the Closing, (a) Seller shall cause the payment in full of all indebtedness owed (i) to the Acquired Companies by Seller or any Affiliate of Seller (other than an Acquired Company) and (ii) by the Acquired Companies to Seller or any Affiliate of Seller (other than an Acquired Company), and (b) all intercompany and intracompany accounts or contracts between the Acquired Companies, on the one hand, and Seller and its Affiliates (other than the Acquired Companies), on the other hand, shall be cancelled without any consideration or further liability to any party and without the need for any further documentation (collectively, the “Affiliate Arrangements”).

5.14 Exclusivity. Seller agrees that between the date of this Agreement and the earlier of the Closing and the termination of this Agreement, Seller shall not, and shall take all action necessary to ensure that none of the Acquired Companies nor any of their respective Affiliates or Representatives shall, directly or indirectly:

(a) solicit, initiate, consider, encourage or accept any other proposals or offers from any Person (i) relating to any direct or indirect acquisition or purchase of all or any portion of the capital stock or other equity or ownership interest of the Company or any of its Subsidiaries or assets of the Company or any of its Subsidiaries, other than inventory to be sold in the ordinary course of business consistent with past practice, (ii) to enter into any merger, consolidation or other business combination relating to the Company or any of its Subsidiaries or (iii) to enter into a recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to the Company or any of its Subsidiaries; or

(b) participate in any discussions, conversations, negotiations or other communications regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing. Seller immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing.

Seller shall notify Buyer promptly, but in any event within five Business Days, if any such proposal or offer, or any inquiry or other contact with any Person with respect thereto that could reasonably be expected to lead to a proposal or offer, is made. Any such notice to Buyer shall indicate in reasonable detail the identity of the Person making such proposal, offer, inquiry or other contact and the terms and conditions of such proposal, offer, inquiry or other contact. Seller shall not, and shall cause the Acquired Companies not to, release any Person from, or waive any provision of, any confidentiality or standstill agreement to which Seller or the Company or any of its Subsidiaries is a party, without the prior written consent of Buyer.

5.15 Effect of Closing. If the Closing occurs, other than in respect of Seller’s covenants in Section 5.1 (Conduct of Business Prior to the Closing), Section 5.13 (Payment of Indebtedness; Affiliate Arrangements) and Section 5.16 (Cooperation), (i) the covenants and other agreements in this Agreement that are to be performed by Seller prior to the Closing Date shall not survive; (ii) Seller shall have no liability with respect to such covenants and agreements; and (iii) Buyer shall have no claims against Seller for breach or nonperformance of such covenants and agreements.

5.16 Cooperation. Seller understands and acknowledges that after the Closing, Buyer may be obligated under the rules and regulations of the SEC to prepare, and cause to be audited or reviewed, financial statements with respect to the Acquired Companies. Seller agrees (and such agreement will survive the Closing for a period of one year) to furnish Buyer with financial and other information and reasonable access during normal business hours and without disruption to Seller’s business to appropriate employees of Seller as may be reasonably requested by Buyer (including in connection with Buyer’s preparation of pro forma financial statements) so that Buyer may prepare such financial statements, comply with its disclosure obligations and obtain audit opinions, and review reports required with respect to the Acquired Companies. Buyer acknowledges and agrees that Buyer may not use the results of its review under this Section 5.16 to pursue any claim against Seller under the terms of this Agreement.

ARTICLE 6

CONDITIONS TO CLOSING

6.1 Conditions to Obligations of All Parties. The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a) The filings of Buyer and Seller pursuant to the HSR Act shall have been made and the applicable waiting period and any extensions thereof shall have expired or been terminated.

(b) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

(c) Seller shall have received all consents, authorizations, orders and approvals from the Governmental Authorities referred to in Section 3.3 of the Disclosure Letter and Buyer shall have received all consents, authorizations, orders and approvals from the Governmental Authorities referred to in Section 4.2, in each case, in form and substance reasonably satisfactory to Buyer and Seller, and no such consent, authorization, order or approval shall have been revoked.

(d) The parties shall execute an election pursuant to Section 338(h)(10) of the Code to be made for the Company and for each Subsidiary of the Company that is eligible to make such election.

6.2 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Buyer’s waiver, at or prior to the Closing, of each of the following conditions:

(a) (i) Each of the representations and warranties of Seller set forth in Sections 3.1 (Organization and Authority of Seller), 3.2 (Organization and Authority of the Acquired Companies), 3.3(a)(i-ii) (No Conflicts; Consents), 3.4 (Capitalization of the Company and Subsidiaries) and 3.14 (Financial Advisors) shall be true and correct as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct as of that specified date), and (ii) each of the remaining representations and warranties of Seller contained in Article 3 that are qualified as to materiality or Material Adverse Effect shall be true and correct and each of the remaining representations and warranties of Seller contained in Article 3 that are not so qualified shall be true and correct in all material respects, in each case as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all material respects as of that specified date).

(b) Seller shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by Seller prior to or on the Closing Date.

(c) Buyer shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Seller, that each of the conditions set forth in Section 6.2(a) and Section 6.2(b) has been satisfied.

(d) Buyer shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Seller certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Seller authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby.

(e) Seller shall have delivered to Buyer stock certificates evidencing the Shares, free and clear of all Encumbrances, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank.

(f) Seller shall have delivered to Buyer written resignations of the officers and directors of the Acquired Companies.

(g) Seller shall have received all consents referred to in Section 3.8(c).

(h) There shall not have occurred any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect.

(i) Seller shall have delivered to Buyer a certificate or non-foreign status, in a form reasonably acceptable to Buyer, satisfying the requirements of Treasury Regulation Section 1.1445-2(b)(2).

(j) Seller shall have delivered to Buyer evidence of the termination of all of the Affiliate Arrangements, in a form and substance reasonably satisfactory to Buyer.

(k) Seller and each officer and director of the Acquired Companies shall have delivered to Buyer general releases, releasing and discharging the Acquired Companies from any claims, actions, liabilities, damages, costs, expenses and attorneys’ fees, whether known or unknown or whether asserted or unasserted, which Seller and each such officer and director ever had or may have, except for rights of Seller arising under this Agreement.

(l) Seller shall have caused to be delivered a Guarantee from Goldcorp Inc. in the form attached hereto as Exhibit A.

6.3 Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Seller’s waiver, at or prior to the Closing, of each of the following conditions:

(a) (i) Each of the representations and warranties of Buyer set forth in Sections 4.1 (Organization and Authority of Buyer), 4.2(a) (No Conflicts; Consents) and 4.4 (Financial Advisors) shall be true and correct as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct as of that specified date), and (ii) each of the remaining representations and warranties of Buyer contained in Article 4 qualified by materiality or Material Adverse Effect shall be true and correct and each of the remaining representations and warranties of Buyer contained in Article 4 that are not so qualified shall be true and correct in all material respects, in each case as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all material respects as of that specified date).

(b) Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by Buyer prior to or on the Closing Date.

(c) Seller shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Buyer, that each of the conditions set forth in Section 6.3(a) and Section 6.3(b) has been satisfied.

(d) Seller shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Buyer certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Buyer authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby.

(e) Buyer shall have delivered to Seller the Estimated Purchase Price in accordance with Section 2.2.

(f) Buyer shall have caused the Acquired Companies to deliver to Seller general releases of the officers and directors of the Acquired Companies, releasing and discharging each of them from any claims, actions, liabilities, damages, costs, expenses and attorneys’ fees related to such persons acting in their capacity as directors or officers of the Acquired Companies, whether known or unknown or whether asserted or unasserted, which the Acquired Companies ever had or may have, except in connection with fraud.

ARTICLE 7

INDEMNIFICATION

7.1 Survival. The representations and warranties contained herein and in any certificate delivered pursuant hereto shall survive the Closing and shall remain in full force and effect until the date that is 18 months from the Closing Date; provided, however, (a) the representations and warranties set forth in Sections 3.1, 3.2 and 4.1 (Organization and Authority), Section 3.4 (Capitalization) and Sections 3.14 and 4.4 (Financial Advisors) (collectively, the “Fundamental Representations”), and any representation in the case of fraud, shall survive indefinitely; and (b) the representations and warranties set forth in Section 3.13 (Taxes) shall survive until 60 days after the expiration of the applicable statute of limitations with respect to the Tax liabilities in question. The respective covenants and agreements of Seller and Buyer contained in this Agreement shall survive the Closing until the expiration of the statute of limitations following the date all performance thereunder was due to be performed. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the survival period shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved.

7.2 Indemnification by Seller. Subject to the other terms and conditions of this Article 7, Seller shall indemnify Buyer against, and shall hold Buyer harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Buyer based upon, arising out of, with respect to or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement in any certificate delivered pursuant hereto;

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller under this Agreement; or

(c) any indebtedness (which does not include capitalized lease agreements) or transaction expenses related to this Agreement or the transactions contemplated hereby charged to the Acquired Companies or any of their Affiliates.

7.3 Indemnification by Buyer. Subject to the other terms and conditions of this Article 7, Buyer shall indemnify Seller against, and shall hold Seller harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Seller based upon, arising out of, with respect to or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement in any certificate delivered pursuant hereto;

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer under this Agreement; or

(c) any claims made on the Reclamation Bonds.

7.4 Certain Limitations. The party making a claim under this Article 7 or Section 8.2 is referred to as the “Indemnified Party” and the party against whom such claims are asserted under this Article 7 or Section 8.2 is referred to as the “Indemnifying Party”. The indemnification provided for in Section 7.2, Section 7.3 and Section 8.2 shall be subject to the following limitations:

(a) (i) Seller shall not be liable for indemnification under Section 7.2(a) (A) unless the amount of Losses with respect to any claim, or series of related claims arising from the same matter, fact or circumstance in the aggregate, exceeds $50,000 (any claim involving Losses equal to or less than such amount is referred to as a “De Minimis Claim”) and (B) until the aggregate amount of all Losses (including De Minimis Claims) in respect of indemnification under Section 7.2(a) exceeds $1,000,000 (the “Deductible”), in which event Seller shall only be required to pay or be liable for Losses in excess of the Deductible, and (ii) the aggregate amount of all Losses for which Seller shall be liable pursuant to Section 7.2(a) shall not exceed $15,000,000; provided, that the foregoing clauses (i) and (ii) shall not apply to Losses arising out of or relating to the inaccuracy or breach of any Fundamental Representation or Section 3.13 (Taxes) or to any representation or warranty in the event of fraud. The aggregate amount of all Losses for which Seller shall be liable pursuant to Section 7.2 and Section 8.2 or Buyer shall be liable for pursuant to Section 7.3 shall not exceed $105,000,000.

(b) Payments by an Indemnifying Party in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment actually received by the Indemnified Party (or the Acquired Companies) in respect of any such claim.

(c) Payments by an Indemnifying Party in respect of any Loss shall be reduced by an amount equal to any Tax benefit actually realized as a reduction in cash liability for Tax for the taxable year in which the Loss is incurred.

(d) In determining whether there has been a breach of any representation, warranty or covenant, and, if applicable, the amount of any Losses in respect of such breach, any materiality or Material Adverse Effect standard or qualification contained in such representation or warranty shall be disregarded.

(e) If (i) (A) Seller gives Buyer written notice that (1) Seller will not deliver the certificate required pursuant to Section 6.2(c) because of an inaccuracy or breach of a representation or warranty, (2) describes such inaccuracy or breach with reasonable specificity and (3) provides an acknowledgement that such failure to deliver the certificate required pursuant to Section 6.2(c) permits Buyer to terminate this Agreement without liability to Seller under this Agreement or for any other reason, and (B) notwithstanding such notice, Buyer proceeds to close the transactions contemplated by this Agreement on the terms and conditions provided in this Agreement, then (ii) Buyer shall be deemed to have waived any rights to indemnity or otherwise for an inaccuracy or breach described in such notice it may have otherwise had based on the inaccuracy or breach of the representation or warranty described in such notice.

7.5 Indemnification Procedures.

(a) Third-Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any action, suit, claim or other legal proceeding made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third-Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits material rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Third-Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third-Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim for equitable or injunctive relief or any claim that would impose criminal liability or damages, and the Indemnified Party shall have the right to defend, at the expense of the Indemnifying Party, any such Third Party Claim. In the event that the Indemnifying Party assumes the defense of any Third-Party Claim, subject to Section 7.5(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnified Party, provided, that if in the reasonable opinion of counsel to the Indemnified Party, (i) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party; or (ii) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party. If the Indemnifying Party elects not to compromise or defend such Third-Party Claim, fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement or fails to diligently prosecute the defense of such Third Party Claim, the Indemnified Party may, subject to Section 7.5(b), pay, compromise, defend such Third-Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third-Party Claim. Seller and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available (subject to the provisions of Section 5.7) records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.

(b) Settlement of Third-Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third-Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), except as provided in this Section 7.5(b). If a firm offer is made to settle a Third-Party Claim without leading to liability or the creation of a financial or other obligation, involving a finding of admission of wrongdoing, or imposing equitable remedies on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third-Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third-Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third-Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third-Party Claim, the Indemnifying Party may settle the Third-Party Claim upon the terms set forth in such firm offer to settle such Third-Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 7.5(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).

(c) Direct Claims. Any claim by an Indemnified Party on account of a Loss which does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits material rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have 30 days after its receipt of such notice to respond in writing to such Direct Claim. During such 30-day period, the Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Acquired Companies’ premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such 30-day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

7.6 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

7.7 Exclusive Remedies. Subject to Section 10.11, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement shall be pursuant to the indemnification provisions set forth in this Article 7 and Section 8.2. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action (other than claims arising from fraud on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article 7 and Section 8.2. Nothing in this Section 7.7 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 10.11.

ARTICLE 8

TAX MATTERS

8.1 Tax-Sharing Agreements. Any tax-sharing agreement between Seller and the Acquired Companies shall be terminated as of the Closing Date and shall have no further effect for any taxable year (whether the current year, a future year, or a past year), and none of the Acquired Companies shall have any obligations thereunder following the Closing.

8.2 Taxes Attributable to Pre-Closing Period and Other Taxes. Seller shall be responsible and shall indemnify Buyer for all Taxes of the Acquired Companies for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date as set forth in Section 8.4(e). Buyer shall be responsible for and shall indemnify and hold Seller and their Affiliates harmless against all Taxes of the Acquired Companies for all taxable periods beginning after the Closing Date and the portion beginning on the day after the Closing Date for any taxable period that includes (but does not end on) the Closing Date as set forth in Section 8.4(e).

8.3 Tax Refunds and Tax Benefits. Any Tax refund, credit in lieu of a Tax refund, or similar benefit (including any interest paid or credited with respect thereto) relating to taxable periods (or portions of taxable period) ending on or before the Closing Date shall be the property of Seller and, if received by Buyer, its Affiliates or the Acquired Companies, shall be paid over promptly to Seller (net of any expenses of Buyer incurred in claiming or receiving such Tax refund) . Buyer shall, if Seller so reasonably requests and at Seller’s expense, cause the Acquired Companies or other relevant entity to file for and use commercially reasonable efforts to obtain and expedite the receipt of any refund to which Seller is entitled under this Section 8.3. Buyer shall permit Seller to participate in (at Seller’s expense) the prosecution of any such refund claim.

8.4 Contests.

(a) After the Closing, Buyer shall promptly notify Seller in writing of the proposed assessment or the commencement of any Tax audit or administrative or judicial proceeding or of any demand or claim on Buyer, its Affiliates or the Acquired Companies which, if determined adversely to the taxpayer or after the lapse of time, could be grounds for indemnification by Seller. Such notice shall contain factual information (to the extent known to

Buyer, its Affiliates or the Acquired Companies) describing the asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any taxing authority in respect of any such asserted Tax liability. If Buyer fails to give Seller prompt notice of an asserted Tax liability as required by this Section 8.4, then Seller shall not have any obligation to indemnify for any loss arising out of such asserted Tax liability, but only to the extent that failure to give such notice results in a material detriment to Seller.

(b) In the case of a Tax audit or administrative or judicial proceeding (a “Contest”) that relates to taxable periods ending on or before the Closing Date, Seller shall have the sole right, at its expense, to control the conduct of such Contest, provided, however, that Seller shall keep Buyer reasonably informed with respect to such Contest and that Buyer may (at its sole expense) participate in the defense of such Contest. Seller shall not settle or otherwise agree to the resolution of any such Contest without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned, or delayed).

(c) Buyer shall direct and control, through counsel of its own choosing, any Contest with respect to a taxable period that begins prior to the Closing Date and ends after the Closing (a “Straddle Period”), and Seller shall cooperate in each phase of such Contest. None of Buyer or any Acquired Company may settle or compromise any asserted liability for which Seller would have an indemnification obligation pursuant to this Article 8 without prior written consent of Seller; provided, however, that consent to settlement or compromise shall not be unreasonably withheld, conditioned, or delayed. In any event, Seller may participate, at its own expense, in such Contest to the extent it could result in an indemnification obligation of Seller pursuant to this Article 8.

(d) Buyer and Seller agree to cooperate, and Buyer agrees to cause the Acquired Companies to cooperate, in the defense against or compromise of any claim in any Contest.

(e) For purposes of this Agreement, Taxes allocable to the portion of a Straddle Period ending on the Closing Date shall be (i) in the case of any Taxes other than income Taxes, South Dakota Mineral Severance Tax and Taxes based on receipts or sales or that are otherwise transactionally based, deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the taxable period prior to and ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period, and (ii) in the case of any income Taxes, South Dakota Mineral Severance Tax and Taxes based on receipts or sale or that are otherwise transactionally based, be deemed equal to the amount which would be payable if the relevant Straddle Period ended on the Closing Date, provided that all permitted allowances, credits, exemptions and deductions that are normally computed on the basis of an entire year period (such as depreciation and amortization deductions) shall accrue on a daily basis and shall be allocated between the pre-Closing portion of the Straddle Period and the post-Closing portion of the Straddle Period in proportion to the number of days in each such period; provided, however, that any credits relating to a Straddle Period shall be taken into account as though the relevant taxable period ended on the Closing Date and provided that all determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practices of the Acquired Companies, except where such practice is not consistent with applicable legal requirements. Notwithstanding the foregoing, any penalty, interest or addition to Tax shall be allocated to the party that bears the liability for the Tax to which such penalty, interest or addition to Tax relates, regardless of when such penalty, interest or addition to Tax is assessed.

8.5 Returns.

(a) The common parent of Seller and the Acquired Companies shall prepare and file (or cause Seller or the Acquired Companies to prepare and file) all Tax Returns relating to the Acquired Companies for any taxable period ending on or before the Closing and shall pay any Tax shown as due thereon. The common parent of Seller and the Acquired Companies shall include the income of the Acquired Companies on its consolidated federal income Tax Returns for all periods through the end of the Closing Date and pay any federal income Taxes attributable to such income. The Acquired Companies shall furnish Tax information to Seller for inclusion in Seller’s federal consolidated income Tax Return for the period that includes the Closing Date in accordance with the Acquired Companies’ past custom and practice. The income of the Acquired Companies shall be apportioned to the period up to and including the Closing Date and the period after the Closing Date by closing the books of the Acquired Companies as of the end of the Closing Date. Seller shall provide Buyer with a copy of any such completed Tax Return (other than a consolidated income tax return of the common parent of Seller) at least 10 days prior to the due date (including any extension thereof) for filing of such Tax Return.

(b) Buyer shall prepare and file (or cause the Acquired Companies to prepare and file) all Tax Returns that relate to the Acquired Companies for taxable periods ending after the Closing Date (including Straddle Periods); it being understood that all Taxes shown as due and payable on such Tax Returns shall be the responsibility of Buyer (including any Taxes included in the Closing Net Working Capital), except for Taxes that are attributable to the pre-Closing period. Such Tax Returns shall be prepared on a basis consistent with those prepared for prior taxable periods unless a different treatment of any item is required by applicable Law. With respect to any Tax Return required to be filed with respect to the Acquired Companies after the Closing Date and as to which Taxes are allocable to Seller, Buyer shall provide Seller and its authorized Representative with a copy of such completed Tax Return and a statement (with which Buyer will make available such information as is reasonably necessary to support such statement) certifying the amount of Tax shown on such Tax Return that is allocable to Seller at least 30 days prior to the due date (including any extension thereof) for filing of such Tax Return, and Seller and its authorized Representative shall have the right to review and comment on such Tax Return and statement prior to the filing of such Tax Return. Seller and Buyer agree to consult and to attempt in good faith to resolve any issues arising as a result of the review of such Tax Return and statement by Seller or its authorized representative.

8.6 Tax Cooperation and Exchange of Information. Seller and Buyer shall provide each other with such cooperation and information as either of them reasonably may request of the other (and Buyer shall cause the Acquired Companies to provide such cooperation and information) in filing any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with related work papers and documents relating to rulings or other determinations by the applicable Governmental

Authorities. Seller and Buyer shall make themselves (and their respective employees) reasonably available on a mutually convenient basis to provide explanations of any documents or information provided under this Section 8.6. Each of Seller and Buyer shall retain all Tax Returns, schedules and work papers and all material records or other documents in its possession (or in the possession of its Affiliates) relating to Tax matters of the Acquired Companies for any taxable period that includes the Closing Date and for all prior taxable periods until the later of (i) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions or (ii) six years following the due date (without extension) for such Tax Returns. After such time, before Seller or Buyer shall dispose of any such documents in its possession (or in the possession of its Affiliates), the other party shall be given an opportunity, after 90 days prior written notice, to remove and retain all or any part of such documents as such other party may select (at such other party’s expense). Any information obtained under this Section 8.6 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

8.7 Section 338(h)(10) Election. In connection with the sale of the Shares contemplated hereby, the parties shall cause an election pursuant to Section 338(h)(10) of the Code to be made for the Company, and for each Subsidiary of the Company that is eligible to make such election, for U.S. federal income Tax purposes, and shall cause similar elections to be made under analogous provisions of applicable state and local Law, and shall comply with the rules and regulations applicable to such elections. For purposes of making such elections, Buyer shall determine the value of the tangible and intangible assets of the Acquired Companies and shall within 120 days provide Seller with an allocation of the Buyer’s “adjusted grossed-up basis” in the Shares (within the meaning of the Regulations under Section 338 of the Code) among such assets (the “Allocation”). Seller shall have the right to make comments on the Allocation, which comments shall be accepted by Buyer. The Allocation shall be binding upon Seller and Buyer for purposes of allocating the “aggregate deemed selling price” (within the meaning of the Regulations) among the assets of the Acquired Companies, and neither party shall file any Tax Return, or take a position with a Tax authority, that is inconsistent with the Allocation. Each party agrees to cooperate with the other in the preparation of IRS Form 8883 or any similar form required by a state taxing authority in connection with a Section 338(h)(10) election and to furnish the other party with a copy of such form or forms prepared in draft form within a reasonable period before its filing due date.

8.8 Indemnification for Post-Closing Transactions. Buyer agrees to indemnify Seller for any additional tax owed by Seller (including tax owed by Seller due to this indemnification payment) resulting from any transaction engaged in by the Acquired Companies not in the ordinary course of business occurring on or after the Closing Date after Buyer’s purchase of the Shares, other than transactions contemplated by this Agreement (including, without limitation, the elections described in Section 8.7).

8.9 Tax Covenants. Neither Buyer nor any Affiliate of Buyer shall amend, refile or otherwise modify, or cause or permit the Acquired Companies to amend, refile or otherwise modify, any Tax election or Tax Return with respect to any taxable period (or portion of any taxable period), ending on or before the Closing Date without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

8.10 Tax Indemnification. In the event of any conflict between the provisions of Article 7 and this Article 8, the provisions of Article 8 shall control with respect to Taxes, provided, however, that Section 8.2 shall be subject to Section 7.4 to the extent provided therein.

ARTICLE 9

TERMINATION

9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Seller and Buyer;

(b) by Buyer by written notice to Seller if:

(i) Buyer is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Seller pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article 6 and such breach, inaccuracy or failure (A) cannot be or has not been cured within 15 days following delivery to Seller of written notice of such breach or failure to perform and (B) has not been waived by the Buyer; or

(ii) any of the conditions set forth in Section 6.1 or Section 6.2 shall not have been fulfilled by June 30, 2015 (the “Drop Dead Date”), unless such failure shall be due to the failure of Buyer to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

(c) by Seller by written notice to Buyer if:

(i) Seller is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Buyer pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article 6 and such breach, inaccuracy or failure (A) cannot be or has not been cured within 15 days following delivery to Buyer of written notice of such breach or failure to perform and (B) has not been waived by Seller; or

(ii) any of the conditions set forth in Section 6.1 or Section 6.3 shall not have been fulfilled by the Drop Dead Date, unless such failure shall be due to the failure of Seller to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or

(d) by Buyer or Seller in the event that:

(i) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or

(ii) any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable.

9.2 Effect of Termination. In the event of the termination of this Agreement in accordance with this Article 9, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except for any liability resulting from a breach of Section 5.5 relating to confidentiality, or Section 5.9 relating to public announcements, Section 10.8 relating to third-party beneficiaries, Section 10.10 relating to governing law and submission to jurisdiction and this Section 9.2; provided, however, that nothing herein shall relieve any party hereto from liability for any intentional breach of any provision hereof.

ARTICLE 10

MISCELLANEOUS

10.1 Expenses. Except as otherwise expressly provided herein (including Section 5.11 hereof), all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, that Buyer shall be responsible for all filing and other similar fees payable in connection with any filings or submissions under the HSR Act.

10.2 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (i) when delivered by hand (with written confirmation of receipt); (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (iv) on the fifth day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.2):

If to Seller:	Goldcorp America Holdings Inc. c/o Goldcorp Inc. Suite 3400, 666 Burrard Street Vancouver BC V6C 2X8 Attn: Russell Ball, EVP, Corporate Development and Capital Projects russell.ball@goldcorp.com

with a copy to:	Parsons Behle & Latimer 201 South Main Street, Suite 1800 Salt Lake City, Utah 84111 Attn: Stephen J. Hull shull@parsonsbehle.com

If to Buyer:

Coeur Mining, Inc.

104 S. Michigan Avenue, Suite 900

Chicago, Illinois 60603

Attn: Mitchell Krebs, President and Chief Executive Officer, and

Casey M. Nault, Vice President, General Counsel and Secretary

Facsimile: 312.489.5899

mkrebs@coeur.com; cnault@coeur.com

with a copy to:	Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 Attn: Steven R. Shoemate Facsimile: 212.351.5316 sshoemate@gibsondunn.com

10.3 Interpretation. For purposes of this Agreement: (i) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (ii) the word “or” is not exclusive; and (iii) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (i) to Articles, Sections, Schedules and Exhibits mean the Articles and Sections of, and Schedules and Exhibits attached to, this Agreement and the Disclosure Letter; (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (iii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Letter referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

10.4 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

10.5 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

10.6 Entire Agreement. This Agreement, the Disclosure Letter and the Confidentiality Agreement constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and supersedes all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter.

10.7 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

10.8 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.9 Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

10.10 Governing Law; Submission to Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

(b) Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States of America or the courts of the State of Delaware in each case located in New Castle County (or, if such court lacks subject matter jurisdiction, in any appropriate Delaware State or federal court), and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by mail to such party’s address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

10.11 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

10.12 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

10.13 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[signature page follows]

The parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Goldcorp America Holdings Inc.

By:	/s/ Russell Ball
Name: Russell Ball
Title: Executive Vice President, Corporate Development and Capital Projects

Coeur Mining, Inc.

By:	/s/ Mitchell J. Krebs
Name: Mitchell J. Krebs
Title: President and Chief Executive Officer

[Signature Page – Stock Purchase Agreement]